Exhibit 99.5

American Rebel Reports Financial Results for the Quarter Ended March 31, 2024

Nashville, TN — June 20, 2024 – American Rebel Holdings, Inc. (NASDAQ: AREB) (“American Rebel” or the “Company”), a designer, manufacturer, and marketer of branded safes, personal security and self-defense products and apparel, and American Rebel Beer (americanrebelbeer.com), announced its financial results for the quarter (“Q1 2024”) ended March 31, 2024. Investors are encouraged to read the Company’s quarterly report on Form 10-Q, which was filed with the Securities and Exchange Commissions (the “SEC”) and contains additional information and is posted at https://americanrebel.com/investor-relations.

Q1 2024 Financial Summary:

Revenue	$4.0 Million
Gross Profit	$0.84 Million
EBITDA (GAAP)	$(2.3) Million
Adjusted EBITDA (Non-GAAP) [1]	$(1.1) Million

1 - Adjusted EBITDA is a non-GAAP measure. Refer to the tables at the end of this press release for a reconciliation to GAAP.

Current Business Highlights:

●	Successfully launched American Rebel Beer and will enter full scale production in August of 2024.

●	Reached premier distribution partnerships for American Rebel Beer in the following states:

○	Bonbright Distributors – Ohio

○	Best Brands – Tennessee

○	Standard Beverage – Kansas

○	Dichello Distributors – Connecticut

In addition, the Company is currently communicating with top distributors in other states including Mississippi, Alabama, Missouri, New York, New Jersey, Vermont and Rhode Island.

●	American Rebel Light Beer was available for consumers to purchase and featured at the Eldora Speedway in Rossburg, OH in early June and will be featured at the Country Stampede Music Festival in Bonner Springs, KS June 27 – 29.

●	In late July 2024, American Rebel Light Beer will be available in the Kansas Price Chopper grocery store chain. Price Chopper is a market leading grocery store chain in Kansas.

●	American Rebel Light will be available in several premier bars in the Broadway Entertainment District in Nashville, TN this September. Broadway in Nashville is the top selling square mile of beer and alcohol sales in the country.

●	American Rebel subsidiary Champion Safe’s financial margins expected to improve in the coming quarters due to tighter cost controls.

●	Completed the first quarterly review with the Company’s new auditor, GBQ Partners, LLC, within the time allotted by the Securities and Exchange Commission.

Andy Ross, Chief Executive Officer of American Rebel commented, “We moved all our company initiatives forward during the first quarter by leaning into our unique brand identity to differentiate our product set with the launch of America’s Patriotic, God-Fearing, Constitution-Loving, National Anthem-Singing, Stand Your Ground Beer – American Rebel Beer. We are strategically building a nationwide distribution network for our beer by partnering with best-in-class local distributors and have surpassed all expectations. This distribution network will position our beer to compete within the $110+ billion beer market.”

“Our message has been to stabilize the business while launching a new product as part of our brand identity,” Ross continued. “We are incorporating operational improvements to increase efficiencies within our safe business with the goal of reducing expenses and placing that business on a sustainable financial footing. Meanwhile, we expect American Rebel Beer to ramp significantly as we enter 2025.”

About American Rebel Holdings, Inc.

American Rebel Holdings, Inc. (NASDAQ: AREB) has operated primarily as a designer, manufacturer and marketer of branded safes and personal security and self-defense products and has recently transitioned into the beverage industry through the introduction of American Rebel Beer. The Company also designs and produces branded apparel and accessories. To learn more, visit www.americanrebel.com and www.americanrebelbeer.com. For investor information, visit www.americanrebel.com/investor-relations.

Non-GAAP Financial Measures

American Rebel Holdings, Inc reports its financial results in accordance with accounting principles generally accepted in the U.S. (GAAP). In addition, the Company is providing in this news release financial information in the form of Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization, other income/expense, stock compensation, restructuring, receivables adjustment and non-cash lease charges). Management believes these non-GAAP financial measures are useful to investors and lenders in evaluating the overall financial health of the Company in that they allow for greater transparency of additional financial data routinely used by management to evaluate performance. Adjusted EBITDA can be useful for investors or lenders as an indicator of available earnings. Non-GAAP financial measures should not be considered in isolation from, or as an alternative to, the financial information prepared in accordance with GAAP.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc., (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “forecasts” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements primarily on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. Important factors that could cause actual results to differ from those in the forward-looking statements include continued increase in revenues, actual receipt of funds under the Reg A Offering, effects of the offering on the trading price of our securities, implied or perceived benefits resulting from the receipt of funds from the offering, actual launch timing and availability of American Rebel Beer, our ability to effectively execute our business plan, and the Risk Factors contained within our filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2023. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

Reconciliation of Net Income (Loss) attributable to American Rebel Holdings, Inc.,

to Adjusted EBITDA for the

Three Months Ended March 31, 2024

Unaudited

Q1 2024

Net loss	$2,701,278
Interest expense	423,859
Depreciation and amortization	24,315
EBITDA	(2,253,104)

Stock compensation expense	1,134,000

Adjusted EBITDA (Non-GAAP)	(1,119,104)

Loss from operations	(1,118,954)

Company Contact:

info@americanrebel.com

Investor Relations:

Brian Prenoveau

MZ North America

+1 (561) 489-5315

AREB@mzgroup.us